Results of May 15, 2007 shareholder meeting
 (Unaudited)

The annual meeting of shareholders of the fund was held on May
15, 2007.

A proposal for a new management contract for the fund was approved as follows:

	Votes	Votes		Abstentions
	For	Against
	26,596,011	1,150,009	     	1,299,700



All tabulations rounded to the nearest whole number.